SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH April, 2010

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S.A.
Publicly-held Company – CVM nº 016390
Corporate Taxpayer’s ID (CNPJ) 01.832.635/0001-18
Corporate Registry ID (NIRE) 35.300.150.007
Av. Jurandir, 856, Lote 4, 1o andar
CEP 04072-000, São Paulo/SP

NOTICE TO SHAREHOLDERS
PAYMENT OF DIVIDENDS

We announce to the Shareholders and to the Market that, at the Annual General Meeting held on April 30, 2010, has approved the proposal to distribute dividends complementary to the interest on stockholders' equity, in the amount of R$ 211,722,092.93 (two hundred and eleven million, seven hundred twenty-two thousand, ninety-two reais and ninety-three cents), representing R$ 1.4097627108 per share, to the income ascertained in the year ended on December 31, 2009.

The payments shall be made as of May 14, 2010, benefiting the shareholders who are registered at the depositary financial institution on May 03, 2010. The shares shall be traded on the São Paulo Stock Exchange (BOVESPA) and on the New York Stock Exchange (NYSE), not entitled to interest on equity and ex-dividend, as of and including May 04, 2008.

Shareholders who use fiduciary custodies shall receive their amounts according to the procedures adopted by the Stock Exchanges.

Shareholders whose record does not contain the number of their individual or corporate taxpayer’s ID (CPF/CNPJ) or the indication of “Bank/Branch and Current Account” shall receive their amounts three business days after they update their record at the electronic files of Banco Itaú S.A., which can be done at any branch of the network or by mail addressed to Banco Itaú S.A. – Diretoria de Serviços para o Mercado de Capitais – Gerência de Operações/Unidade de Ações e Debêntures, located at Avenida Engenheiro Armando de Arruda Pereira, 707 - São Paulo/SP - CEP 04344-902.

São Paulo, April 30, 2010.

TAM S.A.
Libano Miranda Barroso
Investor Relations Director

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2010

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.